FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

26 February 2010

Alliance & Leicester plc (“A&L”) and Santander UK plc (“Santander UK”)

Proposed Exchange of A&L Preference Shares for New Santander UK Preference Shares and Proposed Amendments to the Terms of the A&L Preferred Securities

A&L announced on 25 February 2010 that, subject to support by the Financial Services Authority and approval by the High Court of England and Wales (the “Court”), it intends to transfer its business to Santander UK later this year under Part VII of the Financial Services and Markets Act 2000 (the “Part VII Transfer”).

A&L currently has in issue:

(i)	£300,000,000 Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares under ISIN Code XS0254788515 (the "A&L Preference Shares"); and

(ii)	£300,000,000 5.827 per cent. step-up callable perpetual preferred securities under ISIN Code XS0188550114 (the “A&L Preferred Securities”).

A&L Preference Shares

As the A&L Preference Shares will not transfer to Santander UK under the proposed Part VII Transfer, A&L and Santander UK have agreed that the holders of the A&L Preference Shares should be given the opportunity to exchange their A&L Preference Shares for new preference shares to be issued by Santander UK (the “New Santander UK Preference Shares”).

It is intended that the exchange of the A&L Preference Shares (and any further A&L Preference Shares then in issue) for the New Santander UK Preference Shares will be carried out by a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Preference Scheme”), which, if approved by the Court as well as holders of the A&L Preference Shares and holders of A&L ordinary shares (the “A&L Ordinary Shares”), is currently expected to be completed on or around 28 April 2010.  Under the Preference Scheme, the A&L Preference Shares will be cancelled, thereby resulting in a reduction of the share capital of A&L, and the reserve arising from such cancellation will be used to pay up in full new A&L Ordinary Shares which will be issued to Santander UK. Santander UK will then issue New Santander UK Preference Shares to the former holders of the A&L Preference Shares, whose A&L Preference Shares will have been cancelled under the Scheme.

The terms of the New Santander UK Preference Shares will be substantially similar to the terms of the A&L Preference Shares.  A&L intends to publish details of the Preference Scheme and a prospectus in relation to the New Santander UK Preference Shares by no later than the week commencing 15 March 2010.  The terms of the New Santander UK Preference Shares will include a right to receive a dividend which is expected to be equal to the dividend that would otherwise have been payable under the terms of the A&L Preference Shares.  Subject to the Preference Scheme becoming effective, Santander UK currently expects to be able to declare and pay this dividend on or around 24 May 2010.

The Preference Scheme and the associated reduction of capital will be subject to, amongst other things:

(i)
the approval of a majority in number representing not less than 75 per cent. in value of the holders of the A&L Preference Shares present and voting either in person or by proxy at a meeting of the holders of the A&L Preference Shares convened by the Court;

(ii)
the approval of not less than 75 per cent. of the holders of the A&L Ordinary Shares (including, in relation to certain of the resolutions, the holders of the A&L Preference Shares) present and voting either in person or by proxy at a general meeting of A&L;

(iii)	the approval of not less than 75 per cent. of the holders of the A&L Preference Shares present and voting either in person or by proxy at a class meeting of the holders of the Preference Shares; and

(iv)	the sanction of the Court.

Banco Santander, S.A. (“Banco Santander”) and its wholly-owned subsidiary, Santander Financial Exchanges Limited (“SFEL”), together currently hold in excess of over 75 per cent. of the A&L Preference Shares.  Banco Santander and SFEL intend to exercise all of the votes attaching to their A&L Preference Shares in favour of the Preference Scheme.

A&L Preferred Securities

To preserve the rights of the holders of the A&L Preferred Securities with respect to the rights of holders of the A&L Preference Shares and other existing Santander UK capital instruments, it is proposed that certain amendments be made to the terms of the A&L Preferred Securities.

More specifically, it is proposed that the payment restriction provided under the current terms of the A&L Preferred Securities is amended such that any non-payment of coupons on the A&L Preferred Securities will not prevent dividend or coupon payments on any existing capital instruments of Santander UK which rank pari passu with the A&L Preferred Securities, notwithstanding that such non-payment will prevent dividends from being paid on the ordinary shares of Santander UK and on the A&L Preference Shares.  This proposed amendment to the payment restriction is in line with the payment restriction envisaged for the New Santander UK Preference Shares.

The proposed amendments will be made in accordance with the current terms of the A&L Preferred Securities by written resolution of the holders of the A&L Preferred Securities holding not less than 75 per cent. in value (the “Written Resolution”).

Banco Santander and SFEL together currently hold in excess of over 75 per cent. of the A&L Preferred Securities.  Banco Santander and SFEL intend to pass the Written Resolution, the implementation of which will be conditional upon approval by the Court of the Part VII Transfer.

UBS Limited is acting as Advisor to Santander UK in relation to the Preference Scheme.  For further information regarding the Preference Scheme, please contact:

Mark T. Watkins	+44 207 567 0525	mark-t.watkins@ubs.com
Eva Porz	+44 207 567 4785	eva.porz@ubs.com

This announcement does not constitute or form part of, and should not be construed as, an offer or invitation to sell, or any solicitation of any offer to purchase securities and does not constitute a prospectus or prospectus equivalent document.  The distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions.  Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.  A&L will not incur any liability for its own failure or the failure of any other person to comply with the provisions of any such restrictions.

This announcement is not an offer for sale of, or a solicitation to purchase or subscribe for, any securities in the United States.  The New Santander UK Preference Shares will not be registered under the US Securities Act of 1933 (the “Securities Act”), as amended, in reliance upon the exemption from the registration requirements of the Securities Act.  Neither the US Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed judgement upon the adequacy or accuracy of this announcement. Any representation to the contrary is a criminal offence in the United States.

This announcement contains “forward-looking” statements.  In particular, this announcement includes statements regarding the expectation that Santander UK will be able to pay a dividend on the New Santander UK Preference Shares on or around 24 May 2010.  No assurance can be given that Santander UK will, in fact, be able to declare and pay such a dividend; actual events or results may differ materially as a result of risks and uncertainties facing A&L and Santander UK.

The forward-looking statements contained in this announcement speak only as of the date of this announcement.  A&L disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in its expectations or any change in events, conditions or circumstances on which such statements are based unless required to do so by applicable law, the Prospectus Rules, the Listing Rules or the Disclosure and Transparency Rules of the Financial Services Authority.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 26 February 2010	By / s / Jessica Petrie (Authorised Signatory)